Exhibit 99.1

Westport Signs Agreement with General Motors to Research Advanced Natural Gas Engine Technology for Light-Duty Vehicles

VANCOUVER, June 28, 2011 /CNW/ - Westport Innovations Inc. (TSX:WPT/NASDAQ:WPRT), a global leader in alternative fuel, low-emissions transportation technologies, today announced that it has entered into an agreement with General Motors (NYSE:GM/TSX:GMM) to help develop advanced natural gas engine technology. Both General Motors and Westport will bring their extensive expertise to develop natural gas engine controls, emissions and performance strategies.

"We are excited to work with GM and invest in advanced natural gas technology for the automotive market," said Ian Scott, President of Westport's Light-Duty Division. "This technology offers the promises of a cleaner, lower cost fuel and reduced carbon footprint, while advancing the use of domestic energy. This agreement demonstrates Westport's success as an advanced technology partner to global automotive manufacturers. Westport's recent announcement regarding the planned acquisition of Emer S.p.A., of Italy, is an integral part of our strategy to provide partners, such as GM, with the most advanced integrated solutions."

Westport announced the planned opening of a new Technical Center in Michigan. Westport's personnel currently includes approximately 15 people in Farmington Hills, MI, and Westport plans to add more people and invest in facilities as demand grows for natural gas-powered, alternative-fuel vehicles.

"Natural gas is 97% North American sourced and much less expensive than gasoline or diesel fuels," according to John Lapetz, Westport's Light-Duty Division Managing Director, North American Vehicle Programs. "It also produces about 15 - 20% less CO2 than those fuels."

To support OEM programs, Westport plans to add research and development facilities to develop technologies that enable vehicles to run on natural gas for business and government fleets, and personal use. Utilization of domestic energy, the creation of jobs and protection of the environment, are all part of Westport's business objectives.

"Hybridization, lower-displacement with turbo charging, direct injection and other fuel-saving technologies now being applied to gasoline and diesel engines, can also be applied to natural gas fueled engines for even greater improvements in efficiency and fuel cost savings," Lapetz said.

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG). The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Westport's Light-Duty Division is focused on light-duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD), our proprietary development platform, is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

Note:  This document contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage, future market opportunities, costs of natural gas versus other fuels, the addition  of future personnel, investment in and addition of facilities and terms of future agreements. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, demand for natural gas powered vehicles, the acceptance of natural gas vehicles in fleet markets, the relaxation or waiver of fuel emission standards, the inability of fleets to access capital or government funding to purchase natural gas vehicles, the sufficiency of bio methane for use in our vehicles, the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

%CIK: 0001370416

For further information:

Inquiries:
Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 28-JUN-11